

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF

CORPORATION FINANCE

Mail Stop 3561

July 28, 2009

Via U.S. Mail

Michael G. Rowles, Esq.
Executive Vice President, General Counsel and Secretary
Live Nation, Inc.
9348 Civic Center Drive
Beverly Hills, CA 90210

>   **Re: Live Nation, Inc.**
>   **Amendment No. 1 to Registration Statement on Form S-4**
>   **Filed July 1, 2009**
>   **File No. 333-159991**
>
>   **Form 10-K for Fiscal Year Ended December 31, 2008**
>   **Filed March 5, 2009**
>   **File No. 001-32601**

Dear Mr. Rowles:

We have reviewed the above filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please provide us with copies of the "board books" or similar documentation provided to the boards and management in connection with the proposed transaction. Such materials should include all presentations made by the financial advisors.

Registration Statement

Cover Page

2. Please revise to disclose the aggregate amount of securities offered. Similarly revise your summary. Please also revise here or in your summary to describe the circumstances under which the exchange rate will change, including the factors that might impact the conversion rate.

Summary, page 9

3. Please revise to indicate the measure by which Live Nation is the "largest producer of live music concerts in the world" and by which Ticketmaster is the "world's leading live entertainment ticketing and marketing company."

Interest of Directors and Executive Officers in the Merger, page 13

4. Please quantify the aggregate amounts of all benefits which officers and directors receive in the merger which regular shareholders do not. Use tabular presentation if that makes it easier to understand for shareholders.

Litigation Relating to the Merger, page 21

5. Please provide us with a copy of the complaints mentioned in this section.

Risk Factors, page 31

Failure to complete the Merger may negatively impact, page 31

6. Since this risk is not a risk of the merger being completed, either delete it or move it to the end of this section.

<u>The exchange ratio is subject to adjustment prior to the completion of the Merger, page 32</u>

7. Since the exchange ratio is subject to change, please revise the prospectus to include a telephone number or other mechanism so that investors can learn the current ratio.

<u>The combined company may not fully realize the anticipated synergies, page 34</u>

8. Please revise to have a separate, appropriately captioned risk factor about the risk relating to CTS and explain the situation in enough detail so that investors can understand the risk and the level of seriousness you believe it entails.

<u>The combined company will have substantial indebtedness, page 35</u>

9. Please revise to specify the new interest rate that will apply to the amended Ticketmaster credit facility.

<u>The Merger could cause the Ticketmaster Entertainment spin-off to become a taxable transaction, page 36</u>

10. Quantify the potential liability if the spinoff is determined to be taxable.

<u>The success of the combined company will also depend upon relationships, page 39</u>

11. Please quantify the percentage of revenue of Ticketmaster attributable to Anschutz Entertainment.

<u>Ticketmaster Entertainment may be unable to make the changes necessary to operate effectively, page 40</u>

12. Please revise to clarify why the risk you discuss applies to a vote on a merger in which Ticketmaster will no longer be a public company. Alternatively, delete.

13. We do not understand the purpose of this risk factor and some of the other ones in this section since Ticketmaster will not be a separate public company if the merger occurs. Either remove or revise and tell us why this risk factor is necessary. Similarly, remove or revise the last two risk factors on page 42. Also, consider revising other risk factors which may have been carried over from other filings but which no longer make sense. See, for example, the last sentence of the first full paragraph on page 49: "Also, Ticketmaster Entertainment's ability to engage in significant equity issuances is limited in order to preserve the tax-free nature of the Ticketmaster Entertainment spin-off."

Background of the Merger, page 54

14. Please expand your disclosure about revised drafts of the merger agreement to detail the material points of negotiation and describe the resolution of those points.

15. Please quantify the anticipated cost synergies mentioned in the carryover paragraph at the top of page 55.

16. We note that both Live Nation and Ticketmaster explored alternative business transactions prior to entering into the merger agreement. Please revise to briefly discuss these alternative transactions, and the reasons that each board rejected such alternatives.

17. Please revise the final paragraph on page 54 to explain how the initial contact between the parties was made. Who initiated discussions of a merger and why?

18. Refer to the second paragraph on page 55. Explain what the "results of their reviews of the financial forecasts prepared by Ticketmaster Entertainment and the advantages and disadvantages of the ticketing platform utilized by Ticketmaster Entertainment" were.

19. Please refer to the eighth bullet on page 60. Either quantify the expected interest rate increase, if known, or explain why it will increase.

20. Please include a discussion regarding whether this merger could be considered a "fundamental change" that would trigger a repurchase obligation of the 2.875% convertible notes discussed on page 67 of your Form 10-K for the fiscal year ended December 31, 2008 or a change in the conversion rate. We note that a fundamental change is defined, among other things, as a Change of Control.

Live Nation's reasons for the Merger, page 57

21. For each reason given here and starting on page 61, please specify what aspect of the reason given made it a factor in favor of the merger. For example, what was it about the board's "knowledge of Live Nation's business, operations, financial condition, earnings and prospects and . . . Ticketmaster Entertainment's business, operations, financial condition, earnings and prospects, taking into account the results of Live Nation's due diligence review of Ticketmaster Entertainment" that argued in favor of the merger.

22. What is meant by "greater transparency" in the first bullet and a "healthier live entertainment industry" in the sixth bullet?

Ticketmaster Entertainment's Reasons for the Merger, page 61

23. Define what you mean by a "stronger stream of free cashflows" in the fourth bullet point. In addition, provide more detail about why Ticketmaster did not consider the other transaction viable and why its failure was a signal that no other transaction would be available.

24. In the second bullet point on page 62, list the anticipated synergies and quantify them to the extent possible.

Certain Financial Forecasts, page 65

25. We suggest deleting the statement in the last paragraph on page 65 that the projections are not material, which appears to conflict with their use by the financial advisors and their inclusion in this prospectus.

Opinions of Live Nation's Financial Advisors, page 69

26. In connection with your description of each fairness opinion, discuss why your financial advisors selected the discount rates, perpetuity growth rates and forward EBITDA multiples they chose where these measures were used for their analyses. Please provide similar disclosure for Ticketmaster's advisor, Allen & Co.'s choice of discount rates and forward EBITDA exit multiples. In addition, define terms which might not otherwise be understood by an investor, such as "terminal year projected cash flow," "normalized level of capital expenditure," "unlevered free cash flow," "appropriate weighted average enterprise valuation multiple" and "treasury-method based fully diluted enterprise values."

27. In each instance where a financial advisor's analysis showed that the consideration to be received by its client was outside the range indicated by the analysis, please revise the disclosure to address how the financial advisor arrived at a fairness determination despite the analysis.

28. For each financial advisor, please discuss with greater specificity the criteria used to determine the comparable companies used in their analyses. In that regard, disclose the statistics analyzed for comparison purposes and if these statistics helped determine which companies were comparable companies, or if these statistics were analyzed after the comparable companies were already identified. Further, please tell us whether any additional companies fit within these criteria but were not analyzed, and if so, why not.

29. Revise to state which party proposed the price, both per share and the just over 50% amount.

Historical Stock Price and Exchange Ratio Analysis, page 71

30. Please have the Live Nation board specially notice the exchange premium percentages on page 72. Also, have the board specially note the analysis in the table on page 78.

Contribution Analysis, page 72

31. With respect to the Live Nation Implied Equity Contribution chart on page on page 73, explain how the 2008E analysis shows 0% contribution.

Discounted Cash Flow Analysis, page 73

32. Explain how this analysis and the immediately following analysis supported the consideration given, since they appear to show that Live Nation would be worth more as a combined company, but do not appear to address the consideration given.

Deutsche Bank, page 75

33. Please disclose the fee paid to Deutsche Bank in connection with providing Live Nation a fairness opinion.

Contribution Analysis, page 78

34. Explain what is meant by "not meaningful."

Valuation of Live Nation, page 88

35. Since the current share price is virtually always or always below the analyst target price, it is unclear why Allen & Co. considered this a material financial test. Please revise to explain. Perhaps they might give the percentage of NYSE companies whose current price is below the analysts' targets so that investors can understand why this test was included.

Opinion of Ticketmaster Entertainment's Financial Advisor – Transaction Analysis, page 90

36. List the transactions in the Precedent Transaction Analysis. If there were other transactions that fit the description but which Allen & Co. did not use, tell us why.

37. Please provide tabular disclosure for the presentation of Allen & Co.'s pro forma discounted cash flow analysis located on page 92.

<u>Opinion of Ticketmaster Entertainment's Financial Advisor – General, page 92</u>

38. Please disclose the fee that will be paid to Allen & Co. upon completion of the merger in connection with it providing Ticketmaster with a fairness opinion.

<u>Accounting Treatment, page 103</u>

39. We note from the discussion on page 103 that based on the analysis performed by Live Nation and Ticketmaster Entertainment of the various factors enumerated in SFAS No.141(R), Live Nation has been determined to be the accounting acquirer for purposes of the merger transaction. Please significantly expand your discussion here to explain the various factors that were considered in determining that Live Nation should be treated as the accounting acquirer in the merger transaction. For example, your revised discussion should explain how the fact that the Ticketmaster shareholders are receiving the majority of the Company's shares of the combined company was considered in your determination of the accounting acquirer. Your revised discussion should also explain how Ticketmaster Entertainment's right to elect one half of the combined company's board of directors was considered in making this determination. The discussion on page 294 in the pro forma financial information section of the registration statement should be similarly revised to explain in further detail all of the factors considered by management in determining that Live Nation is the accounting acquirer.

<u>Material U.S. Federal Income Tax Consequences, page 106</u>

40. Revise to reflect that this section represents counsel's opinion, rather than merely a "discussion." Alternatively, confirm that counsel will file long form tax opinions.

41. We note the disclosure on page 107 that Wachtell, Lipton, Rosen & Katz and Latham & Watkins LLP will provide tax opinions as of the closing date of the merger. Reconcile with statements elsewhere that these opinions will only be provided prior to the closing of the merger.

<u>The Merger Agreement, page 109</u>

42. We note the second paragraph of this section. Please confirm that there are not conditions that differ from the representations and warranties so greatly as to make any statements in the prospectus misleading by the omission of such statement. Alternately, revise the prospectus.

43. We note your disclosure on page 113 that the parties may waive the requirement for tax opinions if they receive further shareholder approval with appropriate

disclosure. Please note that an investor may not waive his right to receive statutorily mandated disclosure. Please revise as appropriate.

Live Nation Security Ownership of Certain Beneficial Owners and Management, page 158

44. It appears that the shares held by SQ Portfolio Management Inc., noted in footnote 1, may represent more than five percent of the outstanding equity of Live Nation. Please confirm that in the future, to the extent it still beneficially owns greater than 5% of the outstanding shares, you will add this entity and its share ownership into the beneficial ownership table. Refer to Item 403 of Regulation S-K.

45. Also, please put the aggregate amount of the shares discussed in footnote 1 into the table and include the disclaimer regarding the rest of the information in the footnote.

Live Nation – Cash Performance Bonuses, page 163

46. We note your use of "adjusted operating income on a pro forma basis" as the primary metric for your annual non-equity incentive program for your named executive officers. This metric, however, is not described anywhere in this registration statement or your Form 10-K that is incorporated by reference. Please confirm that in future filings you will provide a detailed explanation of how you calculate this metric. Furthermore, because this metric is a non-GAAP measure, please confirm you will provide discussion of how the numbers are calculated from your audited financial statements. Refer to Instruction 5 to Item 402(b) of Regulation S-K.

Employment Agreements, page 172

47. Please revise the third paragraph under Mr. Rapino to disclose the financial performance target for 2008.

Potential Payments upon Termination or Change of Control, page 183

48. We note footnote 3 to the tabular disclosure of potential payments upon termination or change of control. The footnote specifically states that the merger will not constitute a change of control providing for immediate vesting of all outstanding options and restricted stock. This disclosure, however, appears inconsistent with disclosures regarding interests of your directors and executive officers in the merger beginning on page 95. Please revise to reconcile this apparent inconsistency.

Relationships Involving Named Executives, page 218

49. We note the discussion on pages 218 and 219 of the various transactions and agreements between the Company, Front Line, Mr. Azoff and parties affiliated with Mr. Azoff. Please revise the notes to the Company's financial statements to disclose the nature and significant terms of these arrangements and transactions. Refer to the disclosure requirements outlined in paragraph 2 of SFAS No.57.

Interest Rate Risk, page 231

50. Please revise the first sentence of this section to include the interest rate of the Senior Notes.

Ticketmaster Entertainment's Management's Discussion and Analysis of Financial Condition and Results of Operations, page 233

Results of Operations for the Three Months Ended March 31, 2009 Compared to the Three Months Ended March 31, 2008 and for the year ended December 31, 2008

51. Please revise to discuss and analyze results of operations for each of two operating segments disclosed in the notes to the Ticketmaster Entertainment financial statements. For example, please discuss and analyze cost of sales and other operating expenses separately for each segment.

Liquidity and Capital Resources, page 251

52. We note your disclosure in the last paragraph of the Liquidity and Capital Resources section that in the event the Merger is consummated, Ticketmaster Entertainment expects that its cost of capital related to its bank financing will increase as a result of obtaining the necessary amendments to its senior secured credit facilities required for the merger. Please revise your disclosure to discuss the nature and terms of the significant changes in the amendments, including the increase in interest rates and additional restrictive covenants that may occur as a result of the merger.

Ticketmaster – Compensation Discussion & Analysis, page 264

53. We note the disclosure on page 265 that you reviewed survey data in connection with compensation decisions for fiscal year 2008. To the extent that the any of these surveys were used for benchmarking purposes for named executive officers, please identify all companies comprising those surveys. Refer to Item 402(b)(2)(xiv) of Regulation S-K and Compliance and Disclosure Interpretation 118.05 to Regulation S-K.

Unaudited Pro Forma Condensed Combined Financial Statements, page 293

54. We note that under SFAS No. 141R, one of the factors to be considered in determining which combining company is treated as the accounting acquirer is the existence of a large minority voting interest in the combined entity if no other owner or organized group of owners has a significant voting interest. We also note from your disclosures elsewhere in the filing that prior to the merger, Liberty Media holds a 29% voting interest in Ticketmaster and it appears from the stockholder agreement with Liberty that they will be able to nominate two directors to the Board of the newly merged company. Please explain to us, with a view towards expanded disclosure, how your determination of the accounting acquirer in this transaction considered both the significant voting interest that Liberty Media holds in Ticketmaster and its ability to nominate directors in the combined company.

Note 1. Basis of Pro Forma Presentation, page 299

55. We note your disclosure that the historical consolidated financial information has been adjusted to give pro forma effect to the Ticketmaster Entertainment spin-off as if it had occurred on January 1, 2008. In order to provide clear distinction between the pro forma adjustments that relate to the merger transaction and those that relate to the Ticketmaster Entertainment spin-off, please revise to include the spin-off related pro forma adjustments in a separate column on the pro forma financial statements. Each adjustment related to the spin-off should be separately explained in the notes as to how the amount was calculated or determined.

56. We note your disclosure that management is currently discussing the terms of employment agreements to take effect upon completion of the Merger and the financial impacts related to any such new agreements have not been included in the unaudited pro forma condensed combined financial statements. To the extent that these agreements become finalized prior to the planned effectiveness of your Form S-4 registration statement, please revise the pro forma financial statements to give effect to these since they appear to be directly attributable to the merger and will have a continuing impact on the combined company's results of operations. Refer to the guidance outlined in Rule 11-02(b)(6) of Regulation S-X.

Footnote (3), page 300

57. We note your disclosure that the fair value of the vested stock options exchanged is included in the calculation of purchase consideration and was determined using the Black-Scholes option pricing model using a Live Nation share price of $4.90. Please revise your disclosure to include the assumptions used in the Black-Scholes model (volatility, risk-free interest rate, expected term, etc.).

Preliminary Allocation of Consideration Transferred to Net Assets Acquired, page 300

58. We note that you include a table of the preliminary allocation of consideration transferred to net assets acquired. Please confirm for us, and revise your disclosure to indicate if the assets and the liabilities acquired have been measured at the acquisition-date fair value in accordance with paragraph 20 of SFAS No. 141(R). Also, in light of the fact that SFAS 141R does not use the allocation concept in the calculation of goodwill, we would expect to see the calculation of goodwill as the acquisition-date fair value of the consideration transferred less the acquisition-date amounts of the identifiable assets acquired and the liabilities assumed and non controlling interest in Ticketmaster. See paragraph 34(a) of SFAS No. 141(R). Please revise accordingly.

59. Please revise your disclosure in the notes to the pro forma financial statements to include a qualitative description of the factors that make up the goodwill recognized, such as expected synergies from combining operations of the acquiree and the acquirer, intangible assets that do not qualify for separate recognition, or other factors. Also, please disclose the total amount of goodwill that is expected to be deducted for tax purposes and the amount of goodwill by reportable segment. See paragraph 68(e), (j) and (l) of SFAS NO. 141(R).

60. We note from the purchase price allocation included on page 300, that $625,241 of the purchase price has been allocated to identifiable intangibles. For each significant category of intangible assets to be acquired in connection with the Ticketmaster acquisition transaction, please tell us and revise the disclosures included in the notes to the pro forma financial information to explain how management determined the fair value to be assigned to each category of intangible assets as well as how management determined the estimated remaining useful lives of the various categories of intangible assets.

Note 2. Pro Forma Adjustments, page 301

Adjustments to Balance Sheet, page 301

61. We note from your disclosures elsewhere in the filing that no fractional shares of Live Nation common stock will be issued in connection with the merger and holders of Ticketmaster Entertainment common stock will be entitled to receive cash in lieu thereof. Please tell us how you have considered this potential cash payment in your pro forma adjustments to the balance sheet. If the amount of cash you will be required to disburse cannot be determined at this time, please include a statement to this effect in the notes to the pro forma financial information.

62. We note from the disclosure in Note 15 to the audited financial statements of Ticketmaster that the company has guarantees, surety bonds and letters of credit, purchase obligations, and litigation related contingencies as of December 31, 2008. Please tell us how you considered these contingencies under paragraph 24 of SFAS No. 141R as contingencies that may be required to be recorded as liabilities at the time of the merger.

63. We note that you have not recorded an adjustment to record Ticketmaster's property and equipment at acquisition date fair value. Please explain to us why you believe the book value of Ticketmaster's property and equipment equals its fair value at the acquisition date.

Footnote (a) and (d)

64. We note that your pro forma adjustments include the elimination of Ticketmaster Entertainment historical current and long-term non-recoupable contract advances. Please explain to us, and revise your disclosure to provide further details of the nature of this adjustment. Your response and your revised disclosure should also explain how it is directly attributable to the acquisition transaction.

Footnote (g)

65. We note from footnote (g) that this adjustment includes a $6,061 adjustment of Ticketmaster Entertainment's historical deferred revenue to fair value. Please tell us and revise footnote (g) to explain in further detail how this fair value adjustment was calculated or determined.

Footnote (h)

66. We note your disclosure that this entry adjusts Ticketmaster Entertainment's $300,000 aggregate principal amount of Senior Notes to fair value. Please revise your disclosure to provide details of how you determined the fair value of these senior notes.

Footnotes (f) and (i)

67. We note that you have included an adjustment to accrued expenses and other current liabilities, and other long-term liabilities of $1.5 million and $6.4 million, respectively for contingent earn-outs. Please tell us, and revise your footnote to disclose the nature of the contingency and an estimate of the range of outcomes or, if a range cannot be estimated, that fact and the reasons why a range cannot be estimated. Also, please tell us and explain in the notes to the pro forma financial information how you determined the acquisition-date fair value of this contingency. See paragraph 24 and 68(j) of SFAS No. 141R.

Footnote (j)

68. We note your disclosure that this adjustment is to record deferred income tax liabilities due to the step-up of intangible asset values and effects of other acquisition accounting adjustments. Please revise your footnote to disclose how you calculated this amount, including the tax rate used in determining this adjustment.

Footnote (k)

69. We note your disclosure that this adjustment is to classify as a note that portion of the Series A preferred stock that has accreted through March 31, 2009 related to an agreement with the CEO that all shares of preferred stock will be exchanged prior to the completion of the Merger for a Ticketmaster note. We also note from Note 21 to your financial statements for the year ended December 31, 2008, that the agreement is for the issuance of a note having terms comparable to the Series A preferred stock other than conversion rights. In light of the fact that your disclosure in Note 11 indicates the value of the preferred stock attributed to the remaining service period is $31.2 million, please tell us why you believe the $11.4 million amount accreted on the balance sheet as of March 31, 2009 represents the acquisition-date fair value of the note that will be issued to Mr. Azoff.

70. In addition, please tell us and explain in the notes to the pro forma financial information how your accounting treatment for this compensation arrangement with Mr. Azoff will change following the conversion of Series A Preferred Stock into a note with comparable terms. We may have further comment upon receipt of your response.

Footnote (n)

71. We note you have included an adjustment to retained deficit for the acceleration of vesting of Live Nation equity awards upon Merger and based on employment contract change in control provisions. Please revise your disclosure to provide details of how this amount was calculated, including the nature and amount of the equity awards that will be subject to accelerated vesting at the time of the Merger. Also, please disclose that the amount of this adjustment, as well as the adjustment for "expense for fixed contractual merger transaction costs remaining to be paid," will be charged to expense on the statement of operations at the time of the merger but have not been included in the pro forma statement of operations because they do not have a continuing impact. Your disclosure should also include the line item on the income statement where the expenses will be recognized. See paragraph 68(m) and (n) of SFAS No. 141(R).

Footnote (p)

72. We note your disclosure that this adjustment represents the adjustment to record the minority interest not held by Ticketmaster Entertainment in Front Line at fair value. Please tell us and revise your note to disclose how you determined the fair value of this noncontrolling interest. Also, please explain how you calculated or determined the $7,266 tax effect related to this adjustment disclosed in footnote (p).

Footnote (s)

73. Please revise footnote (s) to explain in further detail how the adjustment to recognize amortization expense for intangible assets recognized in the acquisition was calculated or determined. Your revised disclosure should indicate both the amounts of the fair value adjustments recognized for each category of intangible assets as well as the weighted average amortization period over which the intangible assets are being amortized to expense.

Footnote (t)

74. We note that this adjustment is to record interest expense in connection with both the Ticketmaster Entertainment spin-off and the amendment to the credit facilities in connection with the Merger. Please revise to separately disclose each amount included in this adjustment and details of how each amount was calculated. For example, you should separately show the pro forma interest expense adjustment related to the spin-off and explain how that amount was calculated, including the applicable interest rates used in the calculation. Also, the interest expense adjustment due to the merger and the increase in the interest rates payable, should be separately disclosed with details of how you determined the amount of increased interest rates used in the calculation. Your revised disclosure should also separately show the additional accretion from the discount recorded on the Ticketmaster Entertainment Senior Notes.

75. We note your disclosure that the amendment resulted in a modification to the Ticketmaster Entertainment credit facility for accounting purposes. Please tell us, and disclose in your footnotes, how you will account for this modification pursuant to EITF 98-14 and 96-19, as applicable.

76. We note your disclosure that the amendments to the Ticketmaster Entertainment credit facility will also result in fees payable to the lenders and the incurrence of other costs which are currently being negotiated, none of which are included in the unaudited pro forma condensed combined financial statements. If these fees and other costs are finalized prior to the merger, we believe they should be included as adjustments to liabilities and retained earnings on the pro forma

balance sheet since they appear to be directly attributable to the merger transaction. Please revise to include these adjustments once the amounts are finalized. Refer to the guidance in Rule 11‑02(b)(6) of Regulation S‑X.

Footnote (v)

77. Please revise footnote (v) to quantify the impact of the non-deductible non-cash compensation expenses that were considered in determining the pro forma adjustments to income tax expense for the year ended December 31, 2008 and the three months ended March 31, 2009.

Footnote (w)

78. Please revise to disclose how you calculated the adjustment to record the minority interest's proportionate share in the additional Front Line amortization expense, including the applicable current minority interest percentage.

Audited Financial Statements of Ticketmaster Entertainment, Inc. for the year ended December 31, 2008

Consolidated Statement of Operations, page FIN-3

79. Please revise your consolidated statements of operations to provide gross disclosure of interest income and interest expense. Refer to the guidance outlined in Rule 5-03(7) and (8) of Regulation S-X.

Consolidated Statements of Cash Flows, page FIN-6

80. We note that your cash flows from operating activities reconciles "net (loss) income attributable to Ticketmaster Entertainment Inc. to net cash provided by operating activities. We also note that SFAS 160, which you have applied retrospectively for presentation and disclosure, defines net income as net income attributable to both the controlling and noncontrolling interests. In light of the fact that SFAS No. 160 did not amend SFAS No. 95 (which indicates that a consolidated statement of cash flows prepared under the indirect method should start with the "net income" line item), it appears that your consolidated statement of cash flows should begin with "net income" as it is presented on the statement of operations, rather than "net income attributable to Ticketmaster Entertainment Inc." Following this presentation, amounts reported as "net income (loss) attributable to the noncontrolling interest" in the statements of operations would not be included as a reconciling item in the statement of cash flows.

Note 2. Summary of Significant Accounting Policies, page FIN-8

Recent Accounting Pronouncements
Noncontrolling interests in Consolidated Financial Statements, page FIN18

81. We note your disclosure that since the noncontrolling interests held by third parties in consolidated subsidiaries are exercisable outside the control of the Company, you have classified these interests outside of equity in the accompanying consolidated balance sheets in accordance with EITF Topic D-98. Please explain to us, and disclose in the notes to your financial statements, the nature and terms of these redeemable noncontrolling interests and explain how you have determined the amounts recorded on the balance sheet at December 31, 2008 and 2007. As part of your response and revised disclosure, please tell us how you determined the amount of noncontrolling interests presented as redeemable and the amount presented as nonredeemable and indicate whether they are preferred or common securities. Also, tell us how you have included the redeemable noncontrolling interest in your earnings per share calculations, as applicable, as set forth in paragraph 19A of EITF Topic D-98.

82. Additionally, although the redeemable noncontrolling interests are presented outside of permanent equity on your consolidated balance sheets, we believe that it would be considered equity (although temporary) for purposes of SFAS 160 and its disclosure requirements. Therefore, in accordance with paragraph 5(d) and A38(c)of SFAS No. 160, please revise to include a reconciliation of the beginning and ending balances of redeemable equity to separately disclose changes in net income, transactions with owners, and each component of other comprehensive income. Your reconciliation can be included in a separate statement or in the notes to the financial statements but should not combine redeemable and nonredeemable equity amounts or include redeemable equity in the total of stockholders' equity. Please revise accordingly.

Note 4. Goodwill and Indefinite-Lived Intangible Assets, page FIN-22

83. We note your disclosure that an additional $194.9 million of goodwill was recorded as a result of the acquisition of a controlling interest in Front Line which included $147.4 million in historical basis and $47.5 million resulting from the excess of the purchase price over fair value of identified assets for the stepped-up portion of the acquisition. Please explain to us how these amounts relate to the $90.9 million amount of goodwill in the purchase price allocation of Front Line disclosed in Note 3.

Note 11. Redeemable Preferred Stock and Equity, page FIN-36

84. We note your disclosure that you have recorded the portion of the value that has accreted of the preferred stock allocated to the requisite service period that has passed of $8.8 million and the value of the preferred stock attributed to the remaining service period of $31.2 million is being accreted to its redemption value over a period of five years with a charge to stock based compensation expense. Please tell us and revise your disclosure to explain how you determined or calculated the original fair value of the 1,750,000 Series A Preferred Shares issued and the $8.8 million value of the preferred stock initially recorded and tell us why you believe it was appropriate to credit APIC. Also, please tell us how you are calculating the amounts accreted each period and recognized as stock compensation expense. In addition, please reconcile the $8.8 million of redeemable Preferred Stock related to the service period that has passed at December 31, 2008 as disclosed in Note 11 with the $9.8 million reflected in the statement of changes in stockholders' equity.

Note 14 – Related Party Transactions

85. We note the disclosure indicating that prior to the spin-off, the Company's operating expenses included allocations from IAC for accounting, treasury, legal, tax, corporate support, human resource functions and internal audit functions and these allocations were made primarily on the basis of Ticketmaster Entertainment's revenues as a percentage of IAC's total revenues. Please revise Note 14 to include a representation by the Company's management that the allocation methods used were reasonable. Refer to the guidance outlined in SAB Topic 1:B.

86. We note the disclosure included in Note 14 indicating that during the second quarter of 2008, IAC recorded an $8.3 million cumulative true-up of intercompany interest income. Please explain in further detail the nature of this "true-up" of interest income that was recognized in the second quarter of 2008. As part of your response, please indicate the period or periods to which this adjustment relates and explain why it was recognized in the second quarter of 2008 rather than in the period or periods to which it relates. We may have further comment upon receipt of your response.

87. We note from the disclosure in the analysis of Ticketmaster Entertainment's receivables from IAC that the Company recognized the extinguishment of the receivable from IAC and subsidiaries by recording a non-cash distribution aggregating $604,363 during 2008. Please explain why the amount of this distribution does not agree to the amount reflected in the Company's consolidated statement of redeemable preferred stock and equity for the period of $474,110. Please reconcile and revise these disclosures.

Note 22. Quarterly Results (Unaudited)

88. Please revise Note 22 to disclose the nature of any material unusual items that impacted your quarterly results of operations for the various periods presented. Refer to the guidance outlined in Item 302(a)(3) of Regulation S-K.

Annex G

89. We note the limitation on reliance in the first full paragraph of page G-3 of the fairness opinion. Because it is inconsistent with the disclosures relating to the opinion, the limitation should be deleted. Alternatively, disclose the basis for Allen & Co.'s belief that shareholders cannot rely upon the opinion to support any claims against Allen & Co. arising under applicable state law. Describe any applicable state-law authority regarding the availability of such a potential defense. In the absence of applicable state-law authority, disclose that the availability of such a defense will be resolved by a court of competent jurisdiction.

Exhibit List, page II-2

90. Pursuant to Item 601(b)(2) of Regulation S-K, please file a list briefly identifying the contents of all omitted schedules or similar supplements. In addition, please file an agreement to furnish the staff with a copy of any omitted schedule upon request. The agreement to furnish the staff with copies of the omitted schedules may be included in the exhibit index to the registration statement.

Exhibit 10.5 – Amendment No. 1 to Ticketmaster Entertainment Credit Agreement

91. We note you have provided Exhibit 10.5, which annexes Ticketmaster's amended credit agreement executed on July 25, 2008. This filing includes schedules and exhibits listed in the table of contents of the agreement. All exhibits must be filed in full and include all attachments, schedules and exhibits. Please refile this credit agreement in full with all schedules and exhibits.

Exhibit 99.6 – Consent of Goldman Sachs

92. We refer to the second sentence of the second paragraph to this consent and similar language in the third paragraph. It is inappropriate to limit the reproduction of your letter. Please, accordingly, delete or revise.

Live Nation, Inc.'s Form 10-K for the fiscal year ended December 31, 2008

Exhibits 4.2, 4.7, 10.14 & 10.15

93. We note you have incorporated by reference Exhibits 4.2, 4.7, 10.14 & 10.15. These exhibits are missing annexes, schedules and exhibits. All exhibits must be filed in full and include all attachments, schedules and exhibits. Please refile these exhibits with all attachments, schedules and exhibits in your next Exchange Act filing.

Select Items from Live Nation, Inc.'s Annual Report on Form 10-K for the year ended December 31, 2008
Live Nation Report on Form 8-K dated May 28, 2009
Exhibit 99.1

Ratio of Earnings to Fixed Charges

94. We note the Company's disclosure of its ratio of earnings to fixed charges for each of the last five years on page 62 of Exhibit 99.1. Please revise the report on Form 8-K to include Exhibit 12 reflecting the computation of these ratios for each period presented.

Live Nation Financial Statements for the years ended December 31, 2008, 2007 and 2006

Note 5 – Discontinued Operations

95. We note that the table of summary operating results for the Company's discontinued operations for 2007 reflects a loss on disposal of discontinued operations of $824 for this period whereas the table which follows it reflects a gain on the sale of Oriental Theatre and BIC during 2007 of $30,939. Please explain the facts or circumstances responsible for the differences between these amounts.

Live Nation Financial Statements for the years ended December 31, 2008, 2007 and 2006
Note 6. Investments

96. We note from the disclosures provided in Note 5 to your financial statements that various operations that have been disposed during 2008 have been classified as discontinued operations for all periods presented in your financial statements, resulting in changes in the amounts of your pre-tax earnings from continuing operations for 2007 and 2006, from those reported in your Annual Report on Form 10-K for the year ended December 31, 2007. Based on your revised pre-tax earnings for 2007 and the information provided in your response to our prior comment number 14 as included in our comment letter dated November 13, 2008,

it appears that financial statements for your investment in Delirium Concert are now required in your Annual Report on Form 10-K for 2008 pursuant to Rule 3-09 of Regulation S-X. Please note that these financial statement are required for all periods presented and must be audited for any periods where the significance levels outlined in Rule 3-09 of Regulation S-X occur. If you do not believe these financial statements are required, please provide us with your revised computations for 2006 and 2007 which give effect to all operations reclassified as discontinued operations during 2008.

Furthermore, it appears your registration statement on Form S-4 should be similarly revised to include or incorporate by reference the financial statements for your investment in Delirium Concert pursuant to Rule 3-09 of Regulation S-X.

Other

97. The financial statements should be updated, as necessary, to comply with Rule 3-12 of Regulation S-X at the effective date of the registration statement.

98. Please provide currently dated consents from the independent public accountants in any amendments to the Form S-4 Registration Statement.

****

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Claire Erlanger at (202) 551-3301 or Linda Cvrkel at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Spitzer at (202) 551-3227 or me at (202) 551-3412 with any other questions.

                            Sincerely,

                            Amanda Ravitz
                            Branch Chief - Legal

cc: James Beaubien, Esq.
        (*via facsimile*) *(213) 891-8763*